Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to stockholders and to the market in general that the Board of Directors at a meeting held on August 1, 2016, registered a proposal for resolution at the Extraordinary General Meeting to be announced in due course (“Meeting”), highlighting:

1. Proposal for an increase in subscribed and paid-in capital stock in the amount of R$ 12,000,000,000.00 (twelve billion reais), the said capital stock increasing from R$ 85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais) to R$ 97,148,000,000.00 (ninety-seven billion, one hundred and forty eight million reais) through capitalization of amounts registered to the Revenue Reserves – Statutory Reserves of the Company.

1.1. Bonus in Shares at the ratio of 10% (ten percent): the capital increase shall be effected with the issue of 598,391,594 (five hundred and ninety-eight million, three hundred and ninety-one thousand, five hundred and ninety-four) new book entry shares, without par value, being 304,704,019 (three hundred and four million, seven hundred and four thousand and nineteen) common shares and 293,687,575 (two hundred and ninety three million, six hundred and eighty-seven thousand, five hundred and seventy-five) preferred shares, which shall be granted to the stockholders as a bonus in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held. The shares held as treasury stock also enjoying bonus rights.

1.2. Purpose: to increase the liquidity of the shares as a result of the adjusted value of their market quotation given that the trading at a more accessible level combined with a larger number of shares in the market, potentially generates more transactions and a higher financial volume, in turn, creating stockholder value. The new shares to be issued shall be distributed free of charge and shall benefit stockholders proportionally to their shareholding stake held prior to the bonus.

1.3. Base-line date: since in addition to the approval of the stockholders at the Extraordinary General Meeting, the aforementioned decisions are contingent for their validation on the approval of the Central Bank of Brazil, the baseline ex-bonus rights date shall be announced to the market by the Company once the said authorization is received. Consequently, until the date is announced in due course, the Company’s shares shall continue to be traded with bonus rights and only after this date, traded ex-bonus rights.

1.4. Trading: once this proposal is approved, the shares shall continue to be traded with bonus rights until the baseline date described in sub-item 1.3 above, and the new shares shall be released for trading after the approval of the respective process by the Central Bank of Brazil and the inclusion in the stockholders’ positions, the latter being subject to an announcement to the market.

1.5. Bonus Share Rights: new bonus shares shall be entitled in full to dividend payouts that may be declared following the date of inclusion of these shares in the stockholders’ position as described in item 1.3 above in the same terms of the Company’s common and preferred shares, as applicable.

1.6. Dividends: monthly dividends shall be maintained at R$ 0.015 per share such that the total amounts paid per month by the Company to the stockholders shall be increased by 10% (ten percent) following the inclusion of the bonus shares in the shareholding position. The minimum guaranteed annual dividend for the preferred shares shall be maintained at R$ 0.022 per share.

1.7. Share Fractions: the bonus shall always be effected in whole numbers. Following approval of the Central Bank of Brazil, the Company shall establish a period of no less than 30 (thirty) days for those stockholders wishing to transfer shares fractions arising from the share bonus pursuant to Article 169, Paragraph 3 of Law 6.404/76. Once this period has elapsed, any remaining fractional amounts of shares shall be separated, grouped in whole numbers and sold on the BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange and the net resulting value shall be released to the stockholders of these share fractions. The Company shall notify greater details on the said procedures in due course.

1.8. Cost of Bonus Shares: the cost attributed to the bonus shares is R$ 20.053757640185 per share for the purpose of the provision in Article 47, Paragraph 1 of the Brazilian Internal Revenue Service Normative Instruction 1.022/10 as well as in the Sole Paragraph to Article 10 of Law 9.249/95.

1.9. International Market: simultaneously to the operation in the Brazilian market and in the same proportion, the securities traded in the United States market (ADR – American Depositary Receipt) and the Argentine market (CEDEAR – Argentine Depositary Certificate) shall also receive a 10% (ten percent) bonus, then, investors shall receive 1 (one) new ADR/CEDEAR for each batch of 10 (ten) ADRs/CEDEARs of which they were holders on the baseline date. Consequently, the ADRs/CEDEARS shall continue to be traded in the proportion of 1 (one) preferred share of the Company to 1 (one) ADR/CEDEAR.

2. Proposal for the increase in authorized capital limit in the same proportion as the share bonus proposed herein such that the Company be authorized to increase the capital stock upon the decision of the Board of Directors, irrespective of statutory amendment up to the limit of 8,784,600,000 (eight billion, seven hundred and eighty-four million and six hundred thousand) shares, being 4,392,300,000 (four billion, three hundred and ninety-two million and three hundred thousand) common shares and 4,392,300,000 (four billion, three hundred and ninety-two million and three hundred thousand) preferred shares. Currently, the Company is authorized to increase the capital stock upon the decision of the Board of Directors, irrespective of statutory amendment, up to the limit of 7,986,000,000 (seven billion, nine hundred and eighty-six million) shares, being 3,993,000,000 (three billion, nine hundred and ninety-three million) common shares and 3,993,000,000 (three billion, nine hundred and ninety-three million) preferred shares.

Eventual clarifications that may be necessary can be obtained from the Company’s investor relations website (www.itau.com.br/investor-relations) as well as the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

São Paulo (SP), August 2, 2016.

MARCELO KOPEL

Investor Relations Officer